UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended December 2025

Commission File Number: 001-42293

PTL LIMITED

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCGEGA Tower

Singapore 658065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on July 18, 2025, PTL Limited (the “Company”) received a notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with the minimum stockholders’ equity requirement of $2.5 million, as required under Nasdaq Listing Rule 5550(b)(1), or the minimum market value of listed securities requirement of $35 million for continued listing of the Company’s Class A ordinary shares with no par value on the Nasdaq Capital Market, as required under Nasdaq Listing Rule 5550(b)(2).

On November 28, 2025, the Company received a further notice from the Staff stating that, based on the stockholders’ equity of $8,421,458 reported in the Company’s Form 6-K filed on November 3, 2025, the Company now satisfies the applicable requirements of Nasdaq Listing Rule 5550(b). Accordingly, the Staff has closed this matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PTL Limited

By:	/s/ Ying Ying Chow
Name:	Ying Ying Chow
Title:	Chief Executive Officer

Date: December 2, 2025

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